www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/02/25: To announce related materials on acquisition of machinery and equipment

99.2 Announcement on 2026/02/25: Important Resolutions from the Board Meeting

99.3 Announcement on 2026/02/25: Announcement of board meeting approved the consolidated financial statements for the year of 2025

99.4 Announcement on 2026/02/25: Board Meeting Resolution on dividend distribution

99.5 Announcement on 2026/02/25: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.6 Announcement on 2026/02/25: Board Meeting Resolution on issuing Restricted Stock Awards for employees

99.7 Announcement on 2026/02/25: The announcement of UMC Board of Directors’ Resolution to convene the 2026 Annual General Meeting

99.8 Announcement on 2026/02/25: Change of the Company’s Executive Leadership

99.9 Announcement on 2026/02/25: UMC’s donation to UMC Science and Culture Foundation

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2025/03/24~2026/02/25

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA; 2026/02/25

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,578,719,526;

total transaction price: NT$1,578,719,526

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML SINGAPORE PTE. LTD.; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker’s fee: None

23. Concrete purpose or use of the acquisition or disposal: For production

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None

Exhibit 99.2

Important Resolutions from the Board Meeting

1. Date of occurrence of the event: 2026/02/25

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2025 Business Report and Financial Statements. The Company’s consolidated revenue for 2025 was NT$237,553 million and net income attributable to the stockholders of the parent was NT$41,716 million, with EPS of NT$3.34.

(2) Approved the 2025 employee cash compensation of NT$3,438.3 million and director compensation of NT$45 million.

(3) Approved Dividend Distribution. (approximately NT$2.60 per share)

(4) Approved the Cancellation of Restricted Shares to Employees Stock Awards.

(5) Approved the issuance of Restricted Stock Awards.

(6) The 2026 Annual General Meeting will be held at 9:00 AM on Wednesday, May 27, 2026 at No. 16, Creation Rd. 1, Hsinchu Science Park (UMC's Fab8S Conference Hall).

(7) Approved the change of the Company's senior management.

(8) Approved UMC's donation of NTD$16,800,000 to UMC Science and Culture Foundation.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.3

Announcement of board meeting approved the consolidated financial statements for the year of 2025

1. Date of submission to the board of directors or approval by the board of directors: 2026/02/25

2. Date of approval by the audit committee: 2026/02/25

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/12/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 237,553,199

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 68,906,499

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 43,948,688

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 49,647,706

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 41,534,748

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 41,716,249

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.34

11. Total assets end of the period (thousand NTD): 578,996,009

12. Total liabilities end of the period (thousand NTD): 199,140,569

13. Equity attributable to owners of parent end of the period (thousand NTD): 379,768,265

14. Any other matters that need to be specified: NA

Exhibit 99.4

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2026/02/25

2. Year or quarter which dividends belong to: 2025

3. Period which dividends belong to: 2025/01/01~2025/12/31

4. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 2.60

5. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6. Total amount of cash distributed to shareholders (NT$): 32,704,164,009

7. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9. Total amount of stock distributed to shareholders (shares): 0

10. Any other matters that need to be specified: None

11. Par value of common stock: NT$10.0000

Exhibit 99.5

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2026/02/25

2. Reason for capital reduction:

The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$96,317,250

4. Cancelled shares: 9,631,725 shares

5. Capital reduction percentage: 0.0765%

6. Share capital after capital reduction: NT$125,785,246,190

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2026/02/25

12. Any other matters that need to be specified: None

Exhibit 99.6

Board Meeting Resolution on issuing Restricted Stock Awards for employees

1. Date of the board of directors’ resolution: 2026/02/25

2. Expected issue price: The current issue is gratuitous. The price for issuance is NT$0 per share.

3. Expected total amount (shares) of issuance:

A maximum of 67,000,000 common shares will be issued, accounting for approximately 0.54% of the outstanding common shares of the Company. The par value per share is NT$10, and the total amount is NT$670,000,000.

4. Vesting conditions:

(1) If an employee, after having been granted a restricted stock award, remains on the job on the vesting date, during performance period, is determined by the company employee works for, as having not violated the employment contract, employee code of conduct, trust agreement, corporate governance best practice principles, ethical corporate management best practice principles, work handbook or non-compete and non-disclosure agreement of the company employee works for or any agreement with the company employee works for to have any relevant punishment records, however, if an employee has relevant punishment records, the Company may determine the proportions of the vesting shares based on the severity of the case, and has fulfilled both the personal performance indicators and operational goals set by the Company, the proportions of the vesting shares to be granted for such employee on the vesting date each year is as follows:

a. On the job for 2 years after granting: 33%

b. On the job for 3 years after granting: 33%

c. On the job for 4 years after granting: 34%

(2) Personal performance indicator(s): A performance rating of A or higher for the most recent fiscal year prior to the end of each vesting period.

(3) The operational goals of the Company use the earnings per share (EPS), total shareholder return (TSR) and ESG Target as performance indicators. Listed below are the performance goals and weighting for the indicators. Performance goals are set for each indicator. Indicators that have achieved the performance goals, the number of vested shares in the year is calculated according to the corresponding weighting, otherwise, the corresponding weighting is 0%. The performance period refers to the fiscal year of the most recent annual financial statement audited by a certified public accountant before the vesting date. Performance indicators are based on the consolidated financial statements audited by a certified public accountant corresponding to the period required by the indicators.

Indicator	Weighting	Target
Return on Equity (ROE) (Note 1)	30%

˙Threshold for this indicator is set at 6%, and target is11%.

˙If the threshold is not met, the vested share ratio is 0%. If the threshold is met, the vested share ratio is 50%. If the target value is achieved, the vested share ratio is 100%. The vested share ratio will be determined by linear interpolation.

Total Shareholder Return (TSR) (Note 2)	30%

UMC’s relative TSR performance to the companies in the SPSISC Index:

˙Threshold for this indicator is set at the 25th percentile, and target is the 50th percentile.

˙If the threshold is not met, the vested share ratio is 0%. If the threshold is met, the vested share ratio is 50%. If the target value is achieved, the vested share ratio is 100%. The vested share ratio will be determined by linear interpolation.
ESG	40%

Fulfill both the below goals will be 100% vested; otherwise, will be 0%.

˙Unit Greenhouse gas (GHG) emissions (Note 3)

On the job for 2 years after granting: Reduce 36% and above；

On the job for 3 years after granting: Reduce 38% and above；

On the job for 4 years after granting: Reduce 40% and above.

˙Female directors reach 1/3 or more of the board. (Note 4)

Note 1. For calculations, non-integer results should be rounded to the nearest whole number.

Note 2. The TSR is calculated by the share prices of the Company (Ticker: 2303 TT) and for each constituent stock of the S&P Semiconductors Select Industry Index (Ticker: SPSISC Index) using the initial share price (i.e., the closing price of the first trading day of the performance period), the ending share price (i.e., the closing price of the last trading day of the performance period), plus the dividend (if any). Stock price and dividend information is based on the Taiwan Stock Exchange and Bloomberg Financial Database. For calculations, non-integer results should be rounded to the nearest whole number.

Note 3. Taking year 2020, the baseline year set by the World Semiconductor Council (WSC) as the base year, the scope of GHG emissions includes direct emissions (Scope 1) and indirect emissions from purchased electricity (Scope 2) defined by GHG Protocol.

Note 4. Based on the list of board members on each vesting date.

5. Measures to be taken when employees fail to meet the vesting conditions or in the event of inheritance:

Where an employee has failed to fulfill the vesting conditions, the shares granted to him/her will be recovered and canceled by the Company without compensation. Any other matters will be subject to the regulations established by the Company to govern the issuance of the shares.

6. Other issuance criteria: None

7. Qualification criteria for employees:

(1) To protect the interest of shareholders, the Company will manage the awards program with care. An eligible employee shall be any full-time employee of UMC group who remains on the job on the vesting date. Such employee shall reach a certain level of performance and fulfill at least one of the following conditions:

a. The employee is strongly related to the future strategic development of the Company;

b. The employee is a core technical talent.

(2) The number of grantable restricted stock award shares will be determinedbased on seniority, job level, position, job performance, overall contribution, special achievement, or other conditions required as the basis for management. The number of shares granted shall be approved by the Chairman and submitted to the Board of Directors for resolution. Any employee who are directors or executives shall be subject to the approval of the Remuneration Committee. Employee who are not directors or executives shall be subject to the approval of the Audit Committee.

(3) Any person who holds 10% and more of the outstanding common shares of the Company is not eligible for a grant. Any member of the Remuneration Committee or any member of the Board of Directors who is not an employee is not eligible for a grant.

(4) The number or ratio of restricted stock award shares granted to any employee shall be subject to the Offering and Issuance Regulations.

8. The necessary reason of the current issuance of RSA:

The Company, in order to attract and retain key talents for the achievement of its medium- and long-term objectives, intends to encourage employees to spare no efforts in reaching its operational goals. The aim is to create more benefits for the Company and its shareholders and ensure the alignment of the interest of its employees with that of its shareholders.

9. Calculated expense amount:

The Company shall measure the fair value of the shares on the grant date and recognize the related expenses by year during the vesting period. Under the circumstance where all the vesting conditions have been fulfilled, the total estimated calculated expense amount is NT$3,867,771 thousand. The estimated calculated expense amounts for 2026 to 2030 respectively are NT$232,669 thousand, NT$1,392,398 thousand, NT$1,285,757 thousand, NT$683,122 thousand, and NT$273,825 thousand.

10. Dilution of the Company's earnings per share (EPS):

Calculated on the basis of the current number of the Company’s outstanding common shares and restricted stock awards not exceeding the amount issued this time, the dilution of Company’s EPS is estimated in the amount of NT$0.01, NT$0.09, NT$0.08, NT$0.05, and NT$0.03 for 2026 to 2030, respectively.

11. Other matters affecting shareholder’s equity: No significant impact

12. Restrictions before employees meet the vesting conditions once the RSA are received or subscribed for:

Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, except for the case of inheritance, the restricted stock award shares may not be sold, pledged, transferred, gifted to others, created any encumbrance, or otherwise disposed of.

13. Other important terms and conditions (including stock trust custody, etc.):

The restricted stock award shares issued by the Company shall be placed under custodial trust.

14. Any other matters that need to be specified:

(1) Where the conditions set for this issue of restricted stock award shares require revision or amendment due to instructions from the competent authority, amendment of the applicable laws and regulations or conditions in the financial market, it is proposed that a Shareholders’ Meeting will authorizes the Board of Directors or any person authorized by the Board to deal with the matter at full discretion.

(2) This issue of restricted stock award shares, its related limitations and the important matters agreed to, or any matter not provided for, shall be subject to the applicable laws and regulations and the regulations established by the Company to govern the issuance.

Exhibit 99.7

The announcement of UMC Board of Directors’ Resolution to convene the 2026 Annual General Meeting

1. Date of the board of directors’ resolution:2026/02/25

2. Shareholders meeting date: 2026/05/27

3. Shareholders meeting location: No. 16, Creation Rd. 1, Hsinchu Science Park (UMC’s Fab8S Conference Hall)

4. Shareholders’ meeting will be held by means of (physical shareholders’ meeting/ hybrid shareholders’ meeting / virtual-only shareholders’ meeting):

physical shareholders’ meeting

5. Cause for convening the meeting (1) Reported matters:

1.2025 business report

2.Audit Committee's report of the 2025 audited financial reports

3.2025 distributable compensation for employees and directors

4.The issuance of the corporate bonds

6. Cause for convening the meeting (2) Acknowledged matters:

1.The Company's 2025 business report and financial statements

2.The Company's 2025 earnings distribution

7. Cause for convening the meeting (3) Matters for Discussion:

1.To amend the Company's "Acquisition or Disposal of Assets Procedure"

2.To propose the issuance of Restricted Stock Awards

8. Cause for convening the meeting (4) Election matters: None

9. Cause for convening the meeting (5) Other Proposals: None

10. Cause for convening the meeting (6) Extemporary Motions: None

11. Book closure starting date: 2026/03/29

12. Book closure ending date: 2026/05/27

13. Any other matters that need to be specified: None

Exhibit 99.8

Change of the Company’s Executive Leadership

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): CEO, President & COO

2. Date of occurrence of the change: 2026/02/25

3. Name, title, and resume of the previous position holder:

SC Chien President

Jason Wang President

4. Name, title, and resume of the new position holder:

Jason Wang Chief Executive Officer

Ming Hsu President & Chief Operating Officer

5. Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): position adjustment

6. Reason for the change: position adjustment

7. Effective date: 2026/02/25

8. Any other matters that need to be specified:

UMC Board of Directors today has approved executive changes to its leadership team, cementing the company’s succession plans while ensuring UMC’s competitiveness. Jason Wang, UMC’s Co-President, will become Chief Executive Officer. Executive Vice President Ming Hsu is named President and Chief Operating Officer of UMC, and has also been appointed a member of the Board. Co-President SC Chien has been elected to serve as Chairman of Unimicron Technology, an invested company of the UMC group.

UMC appointed Chien and Wang as Co-Presidents in 2017, who together led the company’s strategic transformation to focus on specialty process technologies serving high-growth markets. Under their leadership, UMC’s profitability improved significantly as the company won customers as a trusted foundry partner, while the company’s market capitalization has grown roughly fivefold over their tenure.

The new President and Chief Operating Officer, Ming Hsu, joined UMC USA in 2003 and has been a core member of the company’s senior leadership, overseeing corporate operation planning across UMC’s globally diversified sites, as well as corporate marketing, customer engineering, and business strategy.

Exhibit 99.9

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2026/02/25

2. Reason for the donation: For the promotion of culture education

3. Total amount of the donation: NT$16,800,000

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship with the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds.

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None